Exhibit 99.1

TELUS CORPORATION

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2021

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months
Periods ended March 31 (millions except per share amounts)	Note	2021	2020
OPERATING REVENUES
Service		$3,502	$3,245
Equipment		520	418
Operating revenues (arising from contracts with customers)	6	4,022	3,663
Other income	7	2	31
Operating revenues and other income		4,024	3,694
OPERATING EXPENSES
Goods and services purchased		1,548	1,412
Employee benefits expense	8	1,015	873
Depreciation	17	524	523
Amortization of intangible assets	18	265	202
		3,352	3,010
OPERATING INCOME		672	684
Financing costs	9	207	192
INCOME BEFORE INCOME TAXES		465	492
Income taxes	10	132	139
NET INCOME		333	353
OTHER COMPREHENSIVE INCOME (LOSS)	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		82	222
Foreign currency translation adjustment arising from translating financial statements of foreign operations		(69)	52
		13	274
Items never subsequently reclassified to income
Change in measurement of investment financial assets		(1)	—
Employee defined benefit plan re-measurements		675	316
		674	316
		687	590
COMPREHENSIVE INCOME		$1,020	$943
NET INCOME ATTRIBUTABLE TO:
Common Shares		$331	$350
Non-controlling interests		2	3
		$333	$353
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$1,035	$928
Non-controlling interests		(15)	15
		$1,020	$943
NET INCOME PER COMMON SHARE	12
Basic		$0.25	$0.28
Diluted		$0.25	$0.28

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		1,298	1,248
Diluted		1,301	1,252

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2 | March 31, 2021

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and temporary investments, net		$1,903	$848
Accounts receivable	6(b)	2,271	2,355
Income and other taxes receivable		206	148
Inventories	1(b)	421	407
Contract assets	6(c)	420	439
Prepaid expenses	20	616	484
Current derivative assets	4(d)	1	2
		5,838	4,683
Non-current assets
Property, plant and equipment, net	17	15,041	15,014
Intangible assets, net	18	15,261	15,026
Goodwill, net	18	7,216	7,224
Contract assets	6(c)	253	268
Other long-term assets	20	1,725	1,106
		39,496	38,638
		$45,334	$43,321

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$100	$100
Accounts payable and accrued liabilities	23	2,817	2,968
Income and other taxes payable		113	135
Dividends payable	13	404	403
Advance billings and customer deposits	24	770	772
Provisions	25	85	73
Current maturities of long-term debt	26	2,587	1,432
Current derivative liabilities	4(d)	34	32
		6,910	5,915
Non-current liabilities
Provisions	25	944	961
Long-term debt	26	17,185	18,856
Other long-term liabilities	27	831	1,265
Deferred income taxes	10	4,002	3,756
		22,962	24,838
Liabilities		29,872	30,753
Owners’ equity
Common equity	28	14,556	12,040
Non-controlling interests		906	528
		15,462	12,568
		$45,334	$43,321

Contingent liabilities	29

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

March 31, 2021 | 3

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed
		Common Shares (Note 28)				Accumulated other		Non-
(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2020		1,209	$5,660	$398	$4,371	$119	$10,548	$111	$10,659
Net income		—	—	—	350	—	350	3	353
Other comprehensive income (loss)	11	—	—	—	316	262	578	12	590
Dividends	13	—	—	—	(371)	—	(371)	—	(371)
Dividends reinvested and optional cash payments	13(b), 14(c)	5	131	—	—	—	131	—	131
Equity accounted share-based compensation		—	—	18	—	—	18	—	18
Common Shares issued		58	1,453	—	—	—	1,453	—	1,453
Change in ownership interests of subsidiary		—	—	61	—	—	61	148	209
Balance as at March 31, 2020		1,272	$7,244	$477	$4,666	$381	$12,768	$274	$13,042
Balance as at January 1, 2021 [1]		1,291	$7,677	$534	$3,712	$117	$12,040	$528	$12,568
Net income		—	—	—	331	—	331	2	333
Other comprehensive income (loss)	11	—	—	—	675	29	704	(17)	687
Dividends	13	—	—	—	(404)	—	(404)	—	(404)
Dividends reinvested and optional cash payments	13(b), 14(c)	7	152	—	—	—	152	—	152
Equity accounted share-based compensation	14(b)	—	—	26	—	—	26	—	26
Common Shares issued	28(a)	51	1,267	—	—	—	1,267	—	1,267
Change in ownership interests of subsidiary	28(b)	—	—	440	—	—	440	393	833
Balance as at March 31, 2021		1,349	$9,096	$1,000	$4,314	$146	$14,556	$906	$15,462

[1]	The opening balance of retained earnings has been adjusted as set out in Note 18(c).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4 | March 31, 2021

condensed interim consolidated statements of cash flows	(unaudited)

		Three months
Periods ended March 31 (millions)	Note	2021	2020
OPERATING ACTIVITIES
Net income		$333	$353
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		789	725
Deferred income taxes	10	3	(61)
Share-based compensation expense, net	14(a)	35	23
Net employee defined benefit plans expense	15(a)	26	27
Employer contributions to employee defined benefit plans		(16)	(15)
Non-current contract assets		15	65
Non-current unbilled customer finance receivables	20	(23)	(41)
Loss from equity accounted investments	7, 21	4	8
Other		(17)	33
Net change in non-cash operating working capital	31(a)	(210)	60
Cash provided by operating activities		939	1,177
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(750)	(780)
Cash payments for spectrum licences	18(a)	(251)	—
Cash payments for acquisitions, net	18(b)	(137)	(1,104)
Advances to, and investment in, real estate joint ventures and associates	21	(15)	(80)
Real estate joint venture receipts	21	1	2
Investment in portfolio investments and other		(1)	3
Cash used by investing activities		(1,153)	(1,959)
FINANCING ACTIVITIES	31(b)
Common Shares issued	28(a)	1,300	1,495
Dividends paid to holders of Common Shares	13(a)	(251)	(222)
Long-term debt issued	26	975	1,377
Redemptions and repayment of long-term debt	26	(1,536)	(1,488)
Shares of subsidiary issued and sold to non-controlling interests, net	28(b)	827	209
Other		(46)	(66)
Cash provided by financing activities		1,269	1,305
CASH POSITION
Increase in cash and temporary investments, net		1,055	523
Cash and temporary investments, net, beginning of period		848	535
Cash and temporary investments, net, end of period		$1,903	$1,058
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(199)	$(177)
Interest received		$2	$3
Income taxes paid, net
In respect of comprehensive income		$(182)	$(93)
In respect of business acquisitions		(38)	(31)
		$(220)	$(124)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

March 31, 2021 | 5

notes to condensed interim consolidated financial statements	(unaudited)

MARCH 31, 2021

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of technology solutions, including mobile and fixed voice and data telecommunications services and products, healthcare software and technology solutions and digitally-led customer experiences. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; software, data management and data analytics-driven smart-food chain technologies; and home and business security.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Our principal subsidiaries are: TELUS Communications Inc., in which, as at March 31, 2021, we have a 100% equity interest; and TELUS International (Cda) Inc., in which, as at March 31, 2021, we have a 55.2% equity interest, and which completed its initial public offering in February 2021, as discussed further in Note 28(b).

1	condensed interim consolidated financial statements

(a)	Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2020.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2020, other than as set out in Note 5. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

6 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

These consolidated financial statements for the three-month period ended March 31, 2021, were authorized by our Board of Directors for issue on May 7, 2021.

(b)	Inventories

Our inventories primarily consist of mobile handsets, parts and accessories totalling $345 million at March 31, 2021 (December 31, 2020 – $328 million), and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Costs of goods sold for the three-month period ended March 31, 2021, totalled $504 million (2020 – $402 million).

2	accounting policy developments

(a)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In August 2020, the International Accounting Standards Board issued Interest Rate Benchmark Reform—Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases. The amendments are effective for periods beginning on or after January 1, 2021, although earlier application is permitted. Interest rate benchmarks such as interbank offer rates (IBORs) play an important role in global financial markets as they index a wide variety of financial products, including derivative financial instruments. Market developments have impacted the reliability of some existing benchmarks and, in this context, the Financial Stability Board has published a report setting out recommendations to reform such benchmarks. The Interest Rate Benchmark Reform—Phase 2 amendments focus on the effects of the interest rate benchmark reform on a company’s financial statements that arise when an interest rate benchmark used to calculate interest is replaced with an alternative benchmark rate; most significantly, there will be no requirement to derecognize or adjust the amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate. The effects of these amendments on our financial performance and disclosure will be dependent upon the facts and circumstances of future changes in the derivative financial instruments we use, if any, and any future changes in interest rate benchmarks, if any, referenced by such derivative financial instruments we use.

(b)	Standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied

In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. We are currently assessing the impacts of the amended standards, but do not expect that our financial disclosure will be materially affected by the application of the amendments.

3	capital structure financial policies

General

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

March 31, 2021 | 7

notes to condensed interim consolidated financial statements	(unaudited)

During 2021, our financial objectives, which are reviewed annually, were unchanged from 2020. We believe that our financial objectives are supportive of our long-term strategy.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA – excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

As at, or for the 12-month periods ended, March 31 ($ in millions)	Objective	2021	2020
Components of debt and coverage ratios
Net debt [1]		$18,230	$17,983
EBITDA – excluding restructuring and other costs [2]		$5,786	$5,742
Net interest cost [3] (Note 9)		$797	$783
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.20 – 2.70 [4]	3.15	3.13
Coverage ratios
Earnings coverage [5]		3.1	3.8
EBITDA – excluding restructuring and other costs interest coverage [6]		7.3	7.3

[1]	Net debt and total capitalization are calculated as follows:

As at March 31	Note	2021	2020
Long-term debt	26	$19,772	$19,108
Debt issuance costs netted against long-term debt		94	93
Derivative (assets) liabilities, net		61	(655)
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt – excluding tax effects		106	395
Cash and temporary investments, net		(1,903)	(1,058)
Short-term borrowings	22	100	100
Net debt		18,230	17,983
Common equity		14,556	12,768
Less: accumulated other comprehensive income included in common equity above		(146)	(381)
Total capitalization		$32,640	$30,370

[2]	EBITDA – excluding restructuring and other costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other costs (Note 16)	EBITDA – excluding restructuring and other costs
Add
Three-month period ended March 31, 2021	$1,461	$41	$1,502
Year ended December 31, 2020	5,494	259	5,753
Deduct
Three-month period ended March 31, 2020	(1,409)	(60)	(1,469)
EBITDA – excluding restructuring and other costs	$5,546	$240	$5,786

[3]	Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost) (see Note 9).

[4]	Our long-term objective range for this ratio is 2.20 – 2.70 times. The ratio as at March 31, 2021, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to within the objective range in the medium term (following upcoming 2021, 2022 and 2023 spectrum auctions), as we believe that this range is supportive of our long-term strategy. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

* EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

8 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

[5]	Earnings coverage is defined by Canadian Securities Administrators National Instrument 41-101 as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest, all such amounts excluding amounts attributable to non-controlling interests.

[6]	EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA – excluding restructuring and other costs was 3.15 times as at March 31, 2021, up from 3.13 times one year earlier. The effect of the increase in net debt, primarily due to business acquisitions and the acquisition of spectrum licences, exceeded the effect of growth in EBITDA – excluding restructuring and other costs. EBITDA growth was reduced by COVID-19 pandemic impacts.

The earnings coverage ratio for the twelve-month period ended March 31, 2021, was 3.1 times, down from 3.8 times one year earlier. Higher borrowing costs reduced the ratio by 0.1 and a decrease in income before borrowing costs and income taxes decreased the ratio by 0.6. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended March 31, 2021, was 7.3 times, unchanged from 7.3 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.1, while an increase in net interest costs reduced the ratio by 0.1.

TELUS Corporation Common Share dividend payout ratio

So as to be consistent with the way we manage our business, our TELUS Corporation Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the most recent four quarters’ dividends declared for TELUS Corporation Common Shares, as recorded in the financial statements net of dividend reinvestment plan effects (see Note 13), divided by the sum of free cash flow* amounts for the most recent four quarters for interim reporting periods (divided by annual free cash flow if the reported amount is in respect of a fiscal year).

For the 12-month periods ended March 31	Objective	2021	2020
Determined using management measures
TELUS Corporation Common Share dividend payout ratio – net of dividend reinvestment plan effects	60%–75% [1]	80%	76%
Determined using most comparable IFRS-IASB measures
Ratio of TELUS Corporation Common Share dividends declared to cash provided by operating activities – less capital expenditures (excluding spectrum licences)		101%	101%

[1]	Our objective range for the TELUS Corporation Common Share dividend payout ratio is 60%-75% of free cash flow on a prospective basis.

For the 12-month periods ended March 31 (millions)	2021	2020
TELUS Corporation Common Share dividends declared	$1,553	$1,400
Amount of TELUS Corporation Common Share dividends declared reinvested in TELUS Corporation Common Shares	(583)	(399)
TELUS Corporation Common Share dividends declared – net of dividend reinvestment plan effects	$970	$1,001

* Free cash flow does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define free cash flow as EBITDA (operating revenues and other income less goods and services purchased and employee benefits expense) excluding certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the consolidated statements of cash flows. We have issued guidance on, and report, free cash flow because it is a key measure that management, and investors, use to evaluate the performance of our business.

March 31, 2021 | 9

notes to condensed interim consolidated financial statements	(unaudited)

Our calculation of free cash flow, and the reconciliation to cash provided by operating activities, is as follows:

For the 12-month periods ended March 31 (millions)	Note	2021	2020
EBITDA	5	$5,546	$5,584
Deduct non-cash gains from the sale of property, plant and equipment		(1)	(19)
Restructuring and other costs, net of disbursements		11	9
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing		(17)	(44)
Effects of lease principal	31(b)	(404)	(329)
Leases accounted for as finance leases prior to adoption of IFRS 16		59	122
Items from the Consolidated statements of cash flows:
Share-based compensation, net	14	39	2
Net employee defined benefit plans expense	15	101	85
Employer contributions to employee defined benefit plans		(52)	(40)
Interest paid		(762)	(712)
Interest received		12	8
Capital expenditures (excluding spectrum licences)	5	(2,795)	(2,925)
Free cash flow before income taxes		1,737	1,741
Income taxes paid, net of refunds		(526)	(417)
Free cash flow		1,211	1,324
Add (deduct):
Capital expenditures (excluding spectrum licences)	5	2,795	2,925
Adjustments to reconcile to cash provided by operating activities		330	65
Cash provided by operating activities		$4,336	$4,314

4	financial instruments

(a)	Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table.

As at (millions)	March 31, 2021	December 31, 2020
Cash and temporary investments, net	$1,903	$848
Accounts receivable	2,655	2,716
Contract assets	673	707
Derivative assets	65	42
	$5,296	$4,313

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

10 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary. Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market or negotiated rate on outstanding non-current customer account balances.

As at (millions)		March 31, 2021			December 31, 2020
	Note	Gross	Allowance	Net [1]	Gross	Allowance	Net [1]
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date		$806	$(17)	$789	$815	$(19)	$796
30-60 days past billing date		223	(15)	208	339	(17)	322
61-90 days past billing date		67	(17)	50	90	(19)	71
More than 90 days past billing date		106	(39)	67	98	(43)	55
Unbilled customer finance receivables		1,085	(46)	1,039	1,026	(42)	984
		$2,287	$(134)	$2,153	$2,368	$(140)	$2,228
Current		$1,880	$(111)	$1,769	$1,986	$(119)	$1,867
Non-current	20	407	(23)	384	382	(21)	361
		$2,287	$(134)	$2,153	$2,368	$(140)	$2,228

[1]	Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and the line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable; amounts charged to the customer accounts receivable allowance for doubtful accounts that were written off but were still subject to enforcement activity as at March 31, 2021, totalled $614 million (December 31, 2020 – $597 million). The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable above a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months
Periods ended March 31 (millions)	2021	2020
Balance, beginning of period	$140	$55
Additions (doubtful accounts expense)	14	12
Accounts written off less than recoveries	(21)	(12)
Other	1	1
Balance, end of period	$134	$56

Contract assets

Credit risk associated with contract assets is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

As at (millions)	March 31, 2021			December 31, 2020
	Gross	Allowance	Net (Note 6(c))	Gross	Allowance	Net
Contract assets, net of impairment allowance
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$576	$(26)	$550	$611	$(29)	$582
The 12-month period ending two years hence	247	(12)	235	265	(12)	253
Thereafter	19	(1)	18	16	(1)	15
	$842	$(39)	$803	$892	$(42)	$850

We maintain allowances for lifetime expected credit losses related to contract assets. Current economic conditions, historical information (including credit agency reports, if available), and the line of business from which the contract asset arose are all considered when determining impairment allowances. The same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

Derivative assets (and derivative liabilities)

Counterparties to our foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

March 31, 2021 | 11

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•	maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•	maintaining an agreement to sell trade receivables to an arm’s-length securitization trust and bilateral bank facilities (Note 22), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d),(e));

•	maintaining an in-effect shelf prospectus;

•	continuously monitoring forecast and actual cash flows; and

•	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 26(h). As at March 31, 2021, TELUS Corporation could offer $200 million of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2022 (December 31, 2020 – $2.0 billion). We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the following tables.

	Non-derivative				Derivative

			Composite long-term debt
	Non-interest		Long-term debt,		Currency swap agreement amounts to be exchanged [2]			Currency swap agreement amounts to be exchanged
As at March 31, 2021 (millions)	bearing financial liabilities	Short-term borrowings [1]	excluding leases [1] (Note 26)	Leases (Note 26)	(Receive)	Pay	Other	(Receive)	Pay	Total
2021 (remainder of year)	$2,461	$101	$1,613	$402	$(1,037)	$1,048	$—	$(385)	$402	$4,605
2022	123	—	2,207	377	(147)	149	5	(111)	111	2,714
2023	8	—	1,133	235	(147)	149	—	—	—	1,378
2024	8	—	1,690	194	(148)	149	—	—	—	1,893
2025	9	—	2,250	149	(518)	550	—	—	—	2,440
2026-2030	12	—	7,952	414	(1,814)	1,898	—	—	—	8,462
Thereafter	—	—	9,859	375	(2,853)	2,949	—	—	—	10,330
Total	$2,621	$101	$26,704	$2,146	$(6,664)	$6,892	$5	$(496)	$513	$31,822
			Total (Note 26(h))			$29,078

[1]	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at March 31, 2021.

[2]	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at March 31, 2021. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

12 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

	Non-derivative				Derivative

			Composite long-term debt
	Non-interest		Long-term debt,		Currency swap agreement amounts to be exchanged [2]			Currency swap agreement amounts to be exchanged
As at December 31, 2020 (millions)	bearing financial liabilities	Short-term borrowings [1]	excluding leases [1] (Note 26)	Leases (Note 26)	(Receive)	Pay	Other	(Receive)	Pay	Total
2021	$2,669	$101	$1,658	$538	$(882)	$892	$—	$(454)	$475	$4,997
2022	74	—	2,204	371	(149)	151	—	—	—	2,651
2023	8	—	1,149	230	(149)	151	6	—	—	1,395
2024	8	—	1,706	191	(150)	151	—	—	—	1,906
2025	9	—	2,868	145	(525)	575	—	—	—	3,072
2026-2030	12	—	7,953	417	(1,836)	1,898	—	—	—	8,444
Thereafter	—	—	9,877	379	(2,889)	2,949	—	—	—	10,316
Total	$2,780	$101	$27,415	$2,271	$(6,580)	$6,767	$6	$(454)	$475	$32,781
			Total			$29,873

[1]	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2020.

[2]	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2020. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

(c)	Market risks

Net income and other comprehensive income for the three-month periods ended March 31, 2021 and 2020, could have varied if the Canadian dollar: U.S. dollar exchange rate, the U.S. dollar: European euro exchange rate and market interest rates varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated and European euro-denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The principal and notional amounts as at the relevant statement of financial position date have been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

	Net income		Other comprehensive income		Comprehensive income
Three-month periods ended March 31 (increase (decrease) in millions)	2021	2020	2021	2020	2021	2020
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$2	$1	$(10)	$(44)	$(8)	$(43)
Canadian dollar depreciates	$(2)	$(1)	$10	$44	$8	$43
10% change in US$: € exchange rate
U.S. dollar appreciates	$—	$—	$(52)	$(52)	$(52)	$(52)
U.S. dollar depreciates	$—	$—	$52	$50	$52	$50
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$—	$—	$86	$110	$86	$110
U.S. interest rate	$—	$—	$(88)	$(126)	$(88)	$(126)
Combined	$—	$—	$(2)	$(16)	$(2)	$(16)
Interest rates decrease
Canadian interest rate	$—	$—	$(90)	$(116)	$(90)	$(116)
U.S. interest rate	$—	$—	$93	$134	$93	$134
Combined	$—	$—	$3	$18	$3	$18

[1]	These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates and market interest rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

March 31, 2021 | 13

notes to condensed interim consolidated financial statements	(unaudited)

(d)	Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

The fair values of our investment financial assets are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt, excluding leases, is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risk are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statements of financial position dates).

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

As at (millions)		March 31, 2021				December 31, 2020
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar revenues	HFT [4]	2021	$36	$—	US$1.00: C$1.25	2021	$87	$2	US$1.00: C$1.27
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2022	$36	—	US$1.00: C$1.32	—	$—	—	—
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2021	$144	1	US$1.00: C$1.25	2021	$95	—	US$1.00: C$1.27
				$1				$2
Other Long-Term Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	2048	$2,176	$64	US$1.00: C$1.27	2048	$2,176	$40	US$1.00: C$1.27
Current Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar revenues	HFT [4]	2022	$62	$—	US$1.00: C$1.25	—	$—	$—	—
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2022	$378	17	US$1.00: C$1.32	2021	$388	21	US$1.00: C$1.34
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2021	$788	14	US$1.00: C$1.28	2021	$647	11	US$1.00: C$1.29
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(e))	HFH [5]	2025	$32	—	€1.00: US$1.09	2025	$34	—	€1.00: US$1.09
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2022	$8	3	2.64%	2022	$8	—	2.64%
				$34				$32

14 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)		March 31, 2021				December 31, 2020
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Other Long-Term Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	2049	$3,237	$72	US$1.00: C$1.33	2049	$3,260	$82	US$1.00: C$1.33
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(e))	HFH [5]	2025	$519	41	€1.00: US$1.09	2025	$557	67	€1.00: US$1.09
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2022	$116	2	2.64%	2022	$120	6	2.64%
				$115				$155

[1]	Fair value measured at reporting date using significant other observable inputs (Level 2).

[2]	Derivative financial assets and liabilities are not set off.

[3]	Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

[4]	Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.

[5]	Designated as a hedge of a net investment in a foreign operation and hedge accounting is applied. Hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

[6]	We designate only the spot element as the hedging item. As at March 31, 2021, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $29 (December 31, 2020 – $101).

[7]	We designate only the spot element as the hedging item. As at March 31, 2021, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $1 (December 31, 2020 – $1).

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

As at (millions)	March 31, 2021		December 31, 2020
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding leases (Note 26)	$18,015	$19,238	$18,451	$20,313

(e)	Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (a), would be the primary source of hedge ineffectiveness. There was no ineffective portion of the derivative instruments classified as cash flow hedging items for the periods presented.

		Amount of gain (loss) recognized in other		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 11)
		comprehensive income
		(effective portion) (Note 11)			Amount
Three-month periods ended March 31 (millions)	Note	2021	2020	Location	2021	2020
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases		$(4)	$31	Goods and services purchased	$(8)	$2
Arising from U.S. dollar-denominated long-term debt [1]	26(b)-(c)	23	640	Financing costs	(48)	352
Arising from net investment in a foreign operation [2]		26	(1)	Financing costs	—	3
		45	670		(56)	357
Derivatives used to manage other market risk
Arising from changes in share-based compensation costs and other	14(b)	1	(10)	Employee benefits expense	—	(2)
		$46	$660		$(56)	$355

[1]	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amount for the three-month period ended March 31, 2021, was $(72) (2020 – $58).

[2]	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amount for the three-month period ended March 31, 2021, was $NIL (2020 – $N/A).

March 31, 2021 | 15

notes to condensed interim consolidated financial statements	(unaudited)

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, as well as their location within the Consolidated statements of income and other comprehensive income.

		Gain (loss) recognized in income on derivatives
Three-month periods ended March 31 (millions)	Location	2021	2020
Derivatives used to manage currency risk	Financing costs	$1	$(1)

16 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

5	segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

Effective January 1, 2020, we embarked upon modifying our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations at the level of regularly reported discrete performance measures that are provided to our chief operating decision-maker. Prior to the World Health Organization characterizing COVID-19 as a pandemic, we had anticipated transitioning to a new segment reporting structure during 2020; commencing with the three-month period ended March 31, 2021, we have now transitioned to our new segment reporting structure and have recast comparative amounts on a comparable basis.

The TELUS technology solutions segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; software, data management and data analytics-driven smart-food chain technologies; and home and business security); certain healthcare software and technology solutions; voice and other telecommunications services revenues; and equipment sales.

The digitally-led customer experiences – TELUS International segment is comprised of digital customer experience and digital-enablement transformation, including artificial intelligence and content management solutions, provided by our TELUS International (Cda) Inc. subsidiary.

Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliations thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

March 31, 2021 | 17

notes to condensed interim consolidated financial statements	(unaudited)

	TELUS technology solutions						Digitally-led customer experiences – TELUS
	Mobile		Fixed		Segment total		International [1]		Eliminations		Total
Three-month periods ended March 31 (millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Operating revenues
External revenues
Service	$1,526	$1,523	$1,441	$1,352	$2,967	$2,875	$535	$370	$—	$—	$3,502	$3,245
Equipment	452	362	68	56	520	418	—	—	—	—	520	418
Revenues arising from contracts with customers	1,978	1,885	1,509	1,408	3,487	3,293	535	370	—	—	4,022	3,663
Other income	(1)	(1)	3	—	2	(1)	—	32	—	—	2	31
	1,977	1,884	1,512	1,408	3,489	3,292	535	402	—	—	4,024	3,694
Intersegment revenues	—	—	5	1	5	1	104	97	(109)	(98)	—	—
	$1,977	$1,884	$1,517	$1,409	$3,494	$3,293	$639	$499	$(109)	$(98)	$4,024	$3,694
			EBITDA [2]		$1,336	$1,301	$125	$108	$—	$—	$1,461	$1,409
			CAPEX excluding spectrum licences [3]		$662	$646	$23	$19	$—	$—	$685	$665
									Operating revenues – external and other income (above)		$4,024	$3,694
									Goods and services purchased		1,548	1,412
									Employee benefits expense		1,015	873
									EBITDA (above)		1,461	1,409
									Depreciation		524	523
									Amortization		265	202
									Operating income		672	684
									Financing costs		207	192
									Income before income taxes		$465	$492

[1]	The digitally-led customer experiences – TELUS International segment is comprised of our consolidated TELUS International (Cda) Inc. subsidiary and a line of business retrospectively reorganized into, and accounted for using predecessor accounting prospectively applied by, TELUS International (Cda) Inc. (see Note 28(b)). All of our other international activities are included in the TELUS Technology Solutions segment.

[2]	Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

[3]	Total capital expenditures (CAPEX); see Note 31(a) for a reconciliation of capital expenditures, excluding spectrum licences, to cash payments for capital assets, excluding spectrum licences, reported in the Consolidated statements of cash flows.

18 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

6	revenue from contracts with customers

(a)	Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or completion of fulfilling, future contracted performance obligations. These unfulfilled, or partially unfulfilled, future contracted performance obligations are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at (millions)	March 31, 2021	December 31, 2020
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,252	$2,279
During the 12-month period ending two years hence	868	883
Thereafter	40	35
	$3,160	$3,197

[1]	Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

[2]	IFRS-IASB requires the explanation of when we expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

(b)	Accounts receivable

As at (millions)	Note	March 31, 2021	December 31, 2020
Customer accounts receivable		$1,880	$1,986
Accrued receivables – customer		260	241
Allowance for doubtful accounts	4(a)	(111)	(119)
		2,029	2,108
Accrued receivables – other		242	247
Accounts receivable – current		$2,271	$2,355

(c)	Contract assets

		Three months
Periods ended March 31 (millions)	Note	2021	2020
Balance, beginning of period		$850	$1,238
Net additions arising from operations		272	171
Amounts billed in the period and thus reclassified to accounts receivable [1]		(324)	(345)
Change in impairment allowance, net	4(a)	3	5
Other		2	—
Balance, end of period		$803	$1,069
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence		$550	$806
The 12-month period ending two years hence		235	245
Thereafter		18	18
Balance, end of period		$803	$1,069
Reconciliation of contract assets presented in the Consolidated statements of financial position – current
Gross contract assets		$550	$806
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities	24	(11)	(7)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets	24	(119)	(147)
		$420	$652

[1]	For the three-month period ended March 31, 2021, amounts billed for our mobile products and services and reclassified to accounts receivable totalled $193 (2020 – $289).

March 31, 2021 | 19

notes to condensed interim consolidated financial statements	(unaudited)

7	other income

		Three months
Periods ended March 31 (millions)	Note	2021	2020
Government assistance		$3	$3
Other sublet revenue	19	1	1
Investment income (loss), gain (loss) on disposal of assets and other		(3)	(6)
Interest income	21(b)	1	1
Changes in business combination-related provisions		—	32
		$2	$31

8	employee benefits expense

		Three months
Periods ended March 31 (millions)	Note	2021	2020
Employee benefits expense – gross
Wages and salaries [1]		$991	$880
Share-based compensation [2]	14	60	32
Pensions – defined benefit	15(a)	26	27
Pensions – defined contribution	15(b)	22	21
Restructuring costs [2]	16(a)	18	10
Employee health and other benefits		50	46
		1,167	1,016
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(22)	(17)
Amortized		15	13
Contract fulfilment costs	20
Capitalized		—	(1)
Amortized		1	1
Property, plant and equipment		(90)	(87)
Intangible assets subject to amortization		(56)	(52)
		(152)	(143)
		$1,015	$873

1	For the three-month period ended March 31, 2021, wages and salaries are net of Canada Emergency Wage Subsidy program amounts.

2	For the three-month period ended March 31, 2021, $6 of share-based compensation in the Digitally-led customer experiences segment was included in restructuring costs.

9	financing costs

		Three months
Periods ended March 31 (millions)	Note	2021	2020
Interest expense
Interest on long-term debt, excluding lease liabilities – gross		$171	$170
Interest on long-term debt, excluding lease liabilities – capitalized		—	(8)
Interest on long-term debt, excluding lease liabilities		171	162
Interest on lease liabilities	19	17	18
Interest on short-term borrowings and other		3	2
Interest accretion on provisions	25	5	5
		196	187
Employee defined benefit plans net interest	15	6	4
Foreign exchange		6	2
		208	193
Interest income		(1)	(1)
		$207	$192
Net interest cost	3	$201	$196
Interest on long-term debt, excluding lease liabilities – capitalized		—	(8)
Employee defined benefit plans net interest		6	4
		$207	$192

20 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

10	income taxes

	Three months
Periods ended March 31 (millions)	2021	2020
Current income tax expense
For the current reporting period	$129	$202
Adjustments recognized in the current period for income taxes of prior periods	—	(2)
	129	200
Deferred income tax expense
Arising from the origination and reversal of temporary differences	3	(60)
Revaluation of deferred income tax liability to reflect future income tax rates	—	(3)
Adjustments recognized in the current period for income taxes of prior periods	—	2
	3	(61)
	$132	$139

Our income tax expense and effective income tax rate differ from those computed by applying the applicable statutory rates for the following reasons:

Three-month periods ended March 31 ($ in millions)	2021		2020
Income taxes computed at applicable statutory rates	$119	25.6%	$130	26.4%
Revaluation of deferred income tax liability to reflect future income tax rates	—	—	(3)	(0.6)
Non-deductible amounts	6	1.4	4	0.8
Other	7	1.5	8	1.7
Income tax expense per Consolidated statements of income and other comprehensive income	$132	28.5%	$139	28.3%

March 31, 2021 | 21

notes to condensed interim consolidated financial statements	(unaudited)

11	other comprehensive income

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(e))
	Derivatives used to manage currency risk			Derivatives used to manage other market risks
Periods ended March 31 (millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Total	Cumulative foreign currency translation adjustment	Change in measurement of investment financial assets	Accumulated other comp. income	Employee defined benefit plan re-measure-ments	Other comp. income
Accumulated balance as at January 1, 2020			$66			$(1)	$65	$42	$12	$119
Other comprehensive income (loss) Amount arising	$670	$(357)	313	$(10)	$2	(8)	305	52	—	357	$426	$783
Income taxes	$143	$(58)	85	$(3)	$1	(2)	83	—	—	83	110	193
Net			228			(6)	222	52	—	274	$316	$590
Accumulated balance as at March 31, 2020			$294			$(7)	$287	$94	$12	$393
Accumulated balance as at January 1, 2021			$(40)			$(6)	$(46)	$155	$26	$135
Other comprehensive income (loss) Amount arising	$45	$56	101	$1	$—	1	102	(69)	(1)	32	$911	$943
Income taxes	$10	$10	20	$—	$—	—	20	—	—	20	236	256
Net			81			1	82	(69)	(1)	12	$675	$687
Accumulated balance as at March 31, 2021			$41			$(5)	$36	$86	$25	$147
Attributable to:
Common Shares										$146
Non-controlling interests										1
										$147

22 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

12	per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share unit awards.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

	Three months
Periods ended March 31 (millions)	2021	2020
Basic total weighted average number of Common Shares outstanding	1,298	1,248
Effect of dilutive securities – Restricted share units	3	4
Diluted total weighted average number of Common Shares outstanding	1,301	1,252

For the three-month periods ended March 31, 2021 and 2020, no outstanding equity-settled restricted share unit awards were excluded in the computation of diluted income per Common Share. For the three-month periods ended March 31, 2021 and 2020, no outstanding TELUS Corporation share option awards were excluded in the calculation of diluted net income per Common Share.

13	dividends per share

(a)	TELUS Corporation Common Share dividends declared

Three-month periods ended March 31 (millions except per share amounts)	2021				2020
	Declared				Declared
TELUS Corporation Common Share dividends	Effective	Per share	Paid to shareholders	Total	Effective	Per share	Paid to shareholders	Total
Quarter 1 dividend	Mar. 11, 2021	$0.3112	Apr. 1, 2021	$404	Mar. 11, 2020	$0.29125	Apr. 1, 2020	$371

On May 6, 2021, the Board of Directors declared a quarterly dividend of $0.3162 per share on our issued and outstanding TELUS Corporation Common Shares payable on July 2, 2021, to holders of record at the close of business on June 10, 2021. The final amount of the dividend payment depends upon the number of TELUS Corporation Common Shares issued and outstanding at the close of business on June 10, 2021.

(b)	Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of TELUS Corporation Common Shares may acquire additional TELUS Corporation Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering TELUS Corporation Common Shares from Treasury or having the trustee acquire TELUS Corporation Common Shares in the stock market. We may, at our discretion, offer TELUS Corporation Common Shares at a discount of up to 5% from the market price under the plan. Effective with our dividends paid October 1, 2019, we offered TELUS Corporation Common Shares from Treasury at a discount of 2%. In respect of TELUS Corporation Common Shares held by eligible shareholders who have elected to participate in the plan, dividends declared during the three-month period ended March 31, 2021, of $143 million (2020 – $122 million) were to be reinvested in TELUS Corporation Common Shares.

March 31, 2021 | 23

notes to condensed interim consolidated financial statements	(unaudited)

14	share-based compensation

(a)	Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

Periods ended March 31 (millions)		2021			2020
	Note	Employee benefits expense [1]	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
THREE-MONTH
Restricted share units	(b)	$50	$—	$50	$22	$—	$22
Employee share purchase plan	(c)	9	(9)	—	9	(9)	—
Share option awards	(d)	7	(22)	(15)	1	—	1
		$66	$(31)	$35	$32	$(9)	$23

[1]	Within employee benefits expense (see Note 8), restricted share unit expense of $45 and share option expense of $6 is presented as share-based compensation expense and the balance is included in restructuring costs (see Note 16) of the Digitally-led customer experiences segment.

For the three-month period ended March 31, 2020, the associated operating cash outflows in respect of restricted share units were net of cash inflows arising from cash-settled equity forward agreements of $1 million; there were no cash-settled equity forward agreements outstanding during the three-month period ended March 31, 2021. For the three-month period ended March 31, 2021, the income tax benefit arising from share-based compensation was $17 million (2020 – $8 million).

(b)	Restricted share units

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on TELUS Corporation Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted share units affected by the total customer connections performance condition equals the fair market value of the corresponding TELUS Corporation Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted share units with only service conditions. The estimate, which reflects a variable payout, of the fair value of the notional subset of our restricted share units affected by the relative total shareholder return performance condition is determined using a Monte Carlo simulation. Grants of restricted share units in 2021 and 2020 are accounted for as equity-settled, as that was their expected manner of settlement when granted.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

Number of non-vested restricted share units as at	March 31, 2021	December 31, 2020
Restricted share units without market performance conditions
Restricted share units with only service conditions	8,453,353	5,718,328
Notional subset affected by total customer connections performance condition	490,020	298,957
	8,943,373	6,017,285
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	1,469,984	896,870
	10,413,357	6,914,155

24 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

Period ended March 31, 2021	Three months
	Number of restricted share units [1]		Weighted average
	Non-vested	Vested	grant-date fair value
Outstanding, beginning of period Non-vested	6,017,285	—	$24.55
Vested	—	29,870	$24.58
Granted
Initial award	2,910,507	—	$25.80
In lieu of dividends	72,407	365	$25.47
Vested	(9,949)	9,949	$24.51
Settled in cash	—	(10,603)	$24.46
Forfeited	(46,877)	—	$24.74
Outstanding, end of period Non-vested	8,943,373	—	$24.96
Vested	—	29,581	$24.59

[1]	Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units, but have a variable payout (0% – 150%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions. Grants of restricted share units in 2021 are accounted for as equity-settled, as that was their expected manner of settlement when granted.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

Period ended March 31, 2021	Three months
	Number of non-vested restricted share units	Weighted average grant-date fair value
Outstanding, beginning of period	1,383,642	US$	7.94
Granted – initial award	670,292	US$	25.00
Forfeited	(14,346)	US$	7.90
Outstanding, end of period	2,039,588	US$	13.55

(c)	Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase TELUS Corporation Common Shares through regular payroll deductions. In respect of TELUS Corporation Common Shares held within the employee share purchase plan, TELUS Corporation Common Share dividends declared during the three-month period ended March 31, 2021, of $10 million (2020 – $9 million) were to be reinvested in TELUS Corporation Common Shares acquired by the trustee from Treasury, with a discount applicable, as set out in Note 13(b).

(d)	Share option awards

TELUS Corporation share options

Employees may be granted options to purchase TELUS Corporation Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the time of grant. Share option awards granted in fiscal 2021 and 2020 were for front-line employees.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

March 31, 2021 | 25

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Period ended March 31, 2021	Three months
	Number of share options	Weighted average share option price [1]
Outstanding, beginning of period	3,014,700	$21.59
Granted	248,700	$25.86
Forfeited	(50,100)	$21.55
Outstanding, end of period	3,213,300	$21.92

[1]	The weighted average remaining contractual life is 6.1 years. No options were exercisable as at the balance sheet date.

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model (a closed-form option pricing model), are as follows:

Period ended March 31, 2021	Three months
Share option award fair value (per share option)	$0.92
Risk-free interest rate	0.79%
Expected lives[1] (years)	4.25
Expected volatility	12.5%
Dividend yield	4.8%

[1]	The maximum contractual term of the share option awards granted in 2021 was seven years.

TELUS International (Cda) Inc. share options

Employees may be granted equity share options (equity-settled) to purchase TELUS International (Cda) Inc. subordinate voting shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to TELUS International (Cda) Inc. subordinate voting share price appreciation. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% – 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Period ended March 31, 2021	Three months
	US$ denominated			Canadian $ denominated
	Number of share options	Weighted average share option price [1]		Number of share options	Share option price
Outstanding, beginning of period [1]	3,922,056	US$	6.94	242,244	$4.75
Granted	579,949	US$	25.00	—	$—
Exercised	(409,036)	US$	6.06	(242,244)	$4.75
Outstanding, end of period	4,092,969	US$	9.59	—	$—
Exercisable, end of period	2,858,387	US$	6.95	—	$—

[1]	For 3,513,020 share options, the range of share option prices is US$4.87 – US$8.95 per TELUS International (Cda) Inc. equity share and the weighted average remaining contractual life is 6.5 years; for the balance of share options, the price is US$25.00 and the weighted average remaining contractual life is 9.8 years.

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model (a closed-form option pricing model), are as follows:

Period ended March 31, 2021	Three months
Share option award fair value (per share option)	US$	5.34
Risk-free interest rate		0.73%
Expected lives[1] (years)		6.50
Expected volatility		19.3%
Dividend yield		NIL%

[1]	The maximum contractual term of the share option awards granted in 2021 was ten years.

26 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

15	employee future benefits

(a)	Defined benefit pension plans – details

Expense

Our defined benefit pension plan expense was as follows:

Three-month periods ended March 31 (millions)	2021				2020
Recognized in	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total
Current service cost	$25	$—	$—	$25	$23	$—	$—	$23
Past service cost	—	—	—	—	3	—	—	3
Net interest; return on plan assets
Interest expense arising from defined benefit obligations accrued	—	65	—	65	—	74	—	74
Return, including interest income, on plan assets [1]	—	(60)	149	89	—	(71)	435	364
Interest effect on asset ceiling limit	—	1	—	1	—	1	—	1
	—	6	149	155	—	4	435	439
Administrative fees	1	—	—	1	1	—	—	1
Re-measurements arising from:
Financial assumptions	—	—	(1,095)	(1,095)	—	—	(889)	(889)
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	35	35	—	—	28	28
	$26	$6	$(911)	$(879)	$27	$4	$(426)	$(395)

[1]	The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued.

(b)	Defined contribution plans – expense

Our total defined contribution pension plan costs recognized were as follows:

	Three months
Periods ended March 31 (millions)	2021	2020
Union pension plan and public service pension plan contributions	$4	$5
Other defined contribution pension plans	18	16
	$22	$21

16	restructuring and other costs

(a)	Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements; adverse retrospective regulatory decisions; and certain incremental atypical costs incurred in connection with the COVID-19 pandemic.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income, as set out in the following table:

	Restructuring (b)		Other (c)		Total
Three-month periods ended March 31 (millions)	2021	2020	2021	2020	2021	2020
Goods and services purchased	$13	$46	$10	$4	$23	$50
Employee benefits expense	18	10	—	—	18	10
	$31	$56	$10	$4	$41	$60

March 31, 2021 | 27

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2021, restructuring activities included ongoing and incremental efficiency initiatives, some of which involved personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)	Other

During the three-month period ended March 31, 2021, incremental external costs were incurred in connection with business acquisition activity. In connection with business acquisitions, non-recurring atypical business integration expenditures that would be considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs.

Also during the three-month period ended March 31, 2021, other costs were incurred in connection with the COVID-19 pandemic. Incremental costs were incurred due to proactive steps we elected to take to keep our customers and employees safe, including adjustments to the frequency of real estate cleaning and maintenance, among other items. As well, costs that have been incurred in the normal course but which are unable to contribute normally to the earning of revenues have been deemed atypical.

28 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

17	property, plant and equipment

		Owned assets						Right-of-use lease assets (Note 19)
(millions)	Note	Network assets	Buildings and leasehold improvements	Computer hardware and other	Land	Assets under construction	Total	Network assets	Real estate	Other	Total	Total
AT COST
As at January 1, 2021		$32,972	$3,428	$1,403	$54	$640	$38,497	$499	$1,506	$82	$2,087	$40,584
Additions		198	7	11	—	308	524	—	50	8	58	582
Additions arising from business acquisitions	18(b)	—	1	1	—	—	2	—	1	—	1	3
Dispositions, retirements and other		(241)	(2)	(38)	—	—	(281)	3	(21)	(6)	(24)	(305)
Assets under construction put into service		299	14	27	8	(348)	—	—	—	—	—	—
Net foreign exchange differences		(3)	(3)	(2)	—	(1)	(9)	—	(9)	—	(9)	(18)
As at March 31, 2021		$33,225	$3,445	$1,402	$62	$599	$38,733	$502	$1,527	$84	$2,113	$40,846
ACCUMULATED DEPRECIATION
As at January 1, 2021		$22,120	$2,109	$889	$—	$—	$25,118	$43	$382	$27	$452	$25,570
Depreciation [1]		384	34	40	—	—	458	18	44	4	66	524
Dispositions, retirements and other		(243)	—	(31)	—	—	(274)	—	(3)	(2)	(5)	(279)
Net foreign exchange differences		(2)	(1)	(4)	—	—	(7)	—	(3)	—	(3)	(10)
As at March 31, 2021		$22,259	$2,142	$894	$—	$—	$25,295	$61	$420	$29	$510	$25,805
NET BOOK VALUE
As at December 31, 2020		$10,852	$1,319	$514	$54	$640	$13,379	$456	$1,124	$55	$1,635	$15,014
As at March 31, 2021		$10,966	$1,303	$508	$62	$599	$13,438	$441	$1,107	$55	$1,603	$15,041

[1]	For the three-month period ended March 31, 2021, depreciation includes $(9) in respect of impairment of real estate right-of-use lease assets.

As at March 31, 2021, our contractual commitments for the acquisition of property, plant and equipment totalled $323 million over a period ending December 31, 2022 (December 31, 2020 – $235 million over a period ending December 31, 2022).

March 31, 2021 | 29

notes to condensed interim consolidated financial statements	(unaudited)

18	intangible assets and goodwill

(a)	Intangible assets and goodwill, net

		Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Note	Customer contracts, related customer relationships and subscriber base	Software	Access to rights-of-way, crowdsource assets and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1,2]	Total intangible assets and goodwill
AT COST
As at January 1, 2021		$2,915	$6,479	$371	$216	$9,981	$9,910	$19,891	$7,588	$27,479
Additions		—	20	1	141	162	303	465	—	465
Additions arising from business acquisitions	(b)	5	56	7	—	68	—	68	54	122
Dispositions, retirements and other (including capitalized interest)		7	(143)	8	—	(128)	—	(128)	—	(128)
Assets under construction put into service		—	160	—	(160)	—	—	—	—	—
Net foreign exchange differences		(49)	—	(5)	(1)	(55)	—	(55)	(62)	(117)
As at March 31, 2021		$2,878	$6,572	$382	$196	$10,028	$10,213	$20,241	$7,580	$27,821
ACCUMULATED AMORTIZATION
As at January 1, 2021		$495	$4,274	$96	$—	$4,865	$—	$4,865	$364	$5,229
Amortization		77	183	5	—	265	—	265	—	265
Dispositions, retirements and other		(22)	(144)	20	—	(146)	—	(146)	—	(146)
Net foreign exchange differences		(3)	(2)	1	—	(4)	—	(4)	—	(4)
As at March 31, 2021		$547	$4,311	$122	$—	$4,980	$—	$4,980	$364	$5,344
NET BOOK VALUE
As at December 31, 2020		$2,420	$2,205	$275	$216	$5,116	$9,910	$15,026	$7,224	$22,250
As at March 31, 2021		$2,331	$2,261	$260	$196	$5,048	$10,213	$15,261	$7,216	$22,477

[1]	The amount for goodwill arising from business acquisitions for the year ended December 31, 2020, has been adjusted as set out in (c).

[2]	Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

As at March 31, 2021, our contractual commitments for the acquisition of intangible assets totalled $31 million over a period ending December 31, 2023 (December 31, 2020 – $56 million over a period ending December 31, 2024).

During the quarter ended March 31, 2021, for $249 million, we acquired 3500 MHz spectrum licences from the previous licensee; such transfer of licences has been approved by Innovation, Science and Economic Development Canada.

Also during the quarter ended March 31, 2021, we obtained the use of AWS-4 spectrum licences from the original licensee and have accounted for them as intangible assets with indefinite lives; such subordination of licences has been approved by Innovation, Science and Economic Development Canada. The terms of payment for the obtained spectrum licences are such that the amounts owed to the original licensee are accounted for as a long-term financial liability, as set out in Note 26(f).

30 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Business acquisitions

Individually immaterial transactions

During the three-month period ended March 31, 2021, we acquired 100% ownership of businesses complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacities of the businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes. Any differences between the results of operations currently presented and pro forma operating revenues, net income and basic and diluted net income per Common Share amounts reflecting the results of operations as if the business acquisitions had been completed at the beginning of the year are immaterial (as are the post-acquisition operating revenues and net income of the acquired businesses for the three-month period ended March 31, 2021).

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

(millions)	Total of individually immaterial transactions [1]
Assets
Current assets
Cash	$1
Accounts receivable [2]	2
Other	4
7
Non-current assets
Property, plant and equipment
Owned assets	2
Right-of-use lease assets	1
Intangible assets subject to amortization [3]	68
Other	19
90
Total identifiable assets acquired	97
Liabilities
Current liabilities
Accounts payable and accrued liabilities	3
Non-current liabilities
Long-term debt	1
Deferred income taxes	10
11
Total liabilities assumed	14
Net identifiable assets acquired	83
Goodwill	54
Net assets acquired	$137
Acquisition effected by way of:
Cash consideration	$137

[1]	The purchase price allocation, primarily in respect of customer contracts, related customer relationships and leasehold interests and deferred income taxes, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.

[2]	The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

[3]	Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over a period of 8 years; software is expected to be amortized over periods of 5-7 years; and other intangible assets are expected to be amortized over periods of 2-4 years.

(c)	Business acquisitions – prior period

In 2020, we acquired businesses that were complementary to our existing lines of business. As at December 31, 2020, purchase price allocations had not been finalized. During the three-month period ended March 31, 2021, the preliminary acquisition-date values for goodwill, accounts payable, provisions, deferred income tax liabilities and retained earnings were increased (decreased) by $(11 million), $6 million, $37 million, $(20 million), and $(34 million), respectively; as required by IFRS-IASB, comparative amounts have been adjusted so as to reflect those increases (decreases) effective the dates of acquisition.

March 31, 2021 | 31

notes to condensed interim consolidated financial statements	(unaudited)

19	leases

Maturity analyses of lease liabilities are set out in Note 4(b) and Note 26(h); the period interest expense in respect thereof is set out in Note 9. The additions to, the depreciation charges for, and the carrying amounts of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

		Three months
Periods ended March 31 (millions)	Note	2021	2020
Income from subleasing right-of-use lease assets
Co-location sublet revenue included in operating service revenues		$8	$4
Other sublet revenue included in other income	7	$1	$1
Lease payments		$140	$102

20	other long-term assets

As at (millions)	Note	March 31, 2021	December 31, 2020
Pension assets		$515	$13
Unbilled customer finance receivables	4(a)	384	361
Derivative assets	4(d)	64	40
Costs incurred to obtain or fulfill a contract with a customer		100	103
Real estate joint venture advances	21(b)	114	114
Investment in real estate joint venture	21(b)	1	1
Investment in associates	21	76	69
Portfolio investments [1]		239	236
Prepaid maintenance		46	50
Other		186	119
		$1,725	$1,106

[1]	Fair value measured at reporting date using significant other observable inputs (Level 2).

The costs incurred to obtain and fulfill contracts with customers are set out in the following table:

Period ended March 31 (millions)	Three months
	Costs incurred to
	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance, beginning of period	$323	$11	$334
Additions	61	1	62
Amortization	(67)	(2)	(69)
Balance, end of period	$317	$10	$327
Current [1]	$221	$6	$227
Non-current	96	4	100
	$317	$10	$327

[1]	Presented in the Consolidated statements of financial position in prepaid expenses.

21	real estate joint ventures and investment in associate

(a)	General

Real estate joint ventures

In 2013, we partnered, as equals, with two arm’s-length parties in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, completed in 2020, was to be built to the LEED Platinum standard.

Associate

In 2020, we acquired a 28% basic equity interest in Miovision Technologies Incorporated, an associate that is complementary to, and is viewed to grow, our existing Internet of Things business; our judgment is that we obtained significant influence over the associate concurrent with obtaining the newly acquired equity interest.

32 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Real estate joint ventures

Summarized financial information

As at (millions)	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and temporary investments, net	$9	$11
Other	20	18
	29	29
Non-current assets
Investment property	336	332
Other	10	13
	346	345
	$375	$374

As at (millions)	March 31, 2021	December 31, 2020
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$10	$21
Construction credit facilities	342	342
	352	363
Owners’ equity
TELUS [1]	8	5
Other partners	15	6
	23	11
	$375	$374

[1]	The equity amounts recorded by the real estate joint venture differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint venture.

	Three months
Periods ended March 31 (millions)	2021	2020
Revenue	$2	$—
Depreciation and amortization	$1	$—
Interest expense [1]	$—	$—
Net income (loss) and comprehensive income (loss) [2]	$(7)	$(2)

[1]	During the three-month period ended March 31, 2020, the real estate joint venture capitalized $3 of financing costs.

[2]	As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

Three-month periods ended March 31 (millions)	2021			2020
	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	$—	$(1)	$(1)	$—	$(1)	$(1)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	1	—	1	1	—	1
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	—	—	—	7	—	7
Financing costs paid to us	(1)	—	(1)	(1)	—	(1)
Funds we advanced or contributed, excluding construction credit facilities	—	6	6	—	—	—
Funds repaid to us and earnings distributed	—	—	—	—	(1)	(1)
Net increase (decrease)	—	5	5	7	(2)	5
Real estate joint ventures carrying amounts
Balance, beginning of period	114	(11)	103	104	(2)	102
Valuation provision	—	(1)	(1)	—	(6)	(6)
Balance, end of period	$114	$(7)	$107	$111	$(10)	$101

[1]	Loans and receivables are included in our Consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities.

[2]	We account for our interests in the real estate joint ventures using the equity method of accounting. As at March 31, 2021, and December 31, 2020, we had recorded equity losses in excess of our recorded equity investment in respect of one of the real estate joint ventures; such resulting balance has been included in long-term liabilities (Note 27).

[3]	As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

We have entered into a lease agreement with the TELUS Sky real estate joint venture; for lease accounting purposes, the lease commenced during the three-month period ended March 31, 2019.

March 31, 2021 | 33

notes to condensed interim consolidated financial statements	(unaudited)

Construction credit facilities

The TELUS Sky real estate joint venture has a credit agreement, maturing August 31, 2021, with Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender) to provide $342 million of construction financing for the project. The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

22	short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is able to sell an interest in certain trade receivables up to a maximum of $500 million (December 31, 2020 – $500 million). The term of this revolving-period securitization agreement ends December 31, 2021, and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain a credit rating of at least BB (December 31, 2020 – BB) from DBRS Limited or the securitization trust may require the sale program to be wound down prior to the end of the term.

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold. When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at March 31, 2021, we had sold to the trust (but continued to recognize) trade receivables of $138 million (December 31, 2020 – $123 million). Short-term borrowings of $100 million (December 31, 2020 – $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) is comprised of amounts drawn on our bilateral bank facilities.

23	accounts payable and accrued liabilities

As at (millions)	March 31, 2021	December 31, 2020
Accrued liabilities	$1,206	$1,251
Payroll and other employee-related liabilities	428	545
Restricted share units liability	32	18
	1,666	1,814
Trade accounts payable	879	855
Interest payable	159	173
Indirect taxes payable and other [1]	113	126
	$2,817	$2,968

1       The opening balance of indirect taxes payable and other has been adjusted as set out in Note 18(c).

24	advance billings and customer deposits

As at (millions)	March 31, 2021	December 31, 2020
Advance billings	$580	$551
Deferred customer activation and connection fees	7	7
Customer deposits	27	34
Contract liabilities	614	592
Other	156	180
	$770	$772

34 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

Contract liabilities represent our future performance obligations to customers in respect of services and/or equipment for which we have received consideration from the customer or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are set out in the following table:

		Three months
Periods ended March 31 (millions)	Note	2021	2020
Balance, beginning of period		$806	$801
Revenue deferred in previous period and recognized in current period		(593)	(577)
Net additions arising from operations		608	595
Additions arising from business acquisitions		—	5
Balance, end of period		$821	$824
Current		$744	$740
Non-current	27
Deferred revenues		67	72
Deferred customer activation and connection fees		10	12
		$821	$824
Reconciliation of contract liabilities presented in the Consolidated statements of financial position – current
Gross contract liabilities		$744	$740
Reclassification to contract assets for contracts with contract liabilities less than contract assets		(119)	(147)
Reclassification from contract assets for contracts with contract assets less than contract liabilities		(11)	(7)
		$614	$586

25	provisions

(millions)	Asset retirement obligation	Employee- related	Written put options and contingent consideration [1]	Other	Total
As at January 1, 2021	$661	$42	$202	$129	$1,034
Additions	—	15	—	18	33
Reversals	—	—	—	(2)	(2)
Uses	(1)	(19)	—	(20)	(40)
Interest effects	4	—	1	—	5
Effects of foreign exchange, net	—	—	—	(1)	(1)
As at March 31, 2021	$664	$38	$203	$124	$1,029
Current	$7	$31	$—	$47	$85
Non-current	657	7	203	77	944
As at March 31, 2021	$664	$38	$203	$124	$1,029

1       The opening balance of written put options and contingent consideration has been adjusted as set out in Note 18(c).

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee-related

The employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options and contingent consideration

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Provisions for some written put options are determined based on the net present value of estimated future earnings results and all such provisions require us to make key economic assumptions about the future. Similarly, we have established provisions for contingent consideration. No cash outflows for the written put options are expected prior to their initial exercisability and no cash outflows for contingent consideration are expected prior to completion of the periods in which the contingent consideration can be earned.

Other

The provisions for other include: legal claims; non-employee-related restructuring activities; contract termination costs and onerous contracts related to business acquisitions; and costs incurred in connection with the COVID-19 pandemic. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

March 31, 2021 | 35

notes to condensed interim consolidated financial statements	(unaudited)

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contract termination costs and onerous contracts acquired.

26	long-term debt

(a)	Details of long-term debt

As at (millions)	Note	March 31, 2021	December 31, 2020
Senior unsecured
TELUS Corporation senior notes	(b)	$14,987	$15,021
TELUS Corporation commercial paper	(c)	918	731
TELUS Communications Inc. debentures		622	622
Secured
TELUS International (Cda) Inc. credit facility	(e)	1,168	1,804
Other	(f)	320	273
		18,015	18,451
Lease liabilities	(g)	1,757	1,837
Long-term debt		$19,772	$20,288
Current		$2,587	$1,432
Non-current		17,185	18,856
Long-term debt		$19,772	$20,288

(b)	TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain certain covenants that, among other things, place limitations on our ability, and the ability of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. The notes require us to make an offer to repurchase them at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

At any time prior to the respective maturity dates set out in the table below, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice. On or after the respective redemption present value spread cessation dates set out in the table below, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

						Principal face amount		Redemption present value spread
Series	Issued	Maturity		Issue price	Effective interest rate [1]	Originally issued	Outstanding at financial statement date	Basis points [2]	Cessation date
2.35% Notes, Series CT	March 2015	March 2022		$997.31	2.39%	$1.0 billion	$1.0 billion	35.5	Feb. 28, 2022
3.35% Notes, Series CJ	December 2012	March 2023		$998.83	3.36%	$500 million	$500 million	40	Dec. 15, 2022
3.35% Notes, Series CK	April 2013	April 2024		$994.35	3.41%	$1.1 billion	$1.1 billion	36	Jan. 2, 2024
3.75% Notes, Series CQ	September 2014	January 2025		$997.75	3.78%	$800 million	$800 million	38.5	Oct. 17, 2024
3.75% Notes, Series CV	December 2015	March 2026		$992.14	3.84%	$600 million	$600 million	53.5	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026		$998.73	2.77%	$800 million	$800 million	33	May 8, 2026
2.80% U.S. Dollar Notes [3]	September 2016	February 2027	US$	991.89	2.89%	US$600 million	US$600 million	20	Nov. 16, 2026
3.70% U.S. Dollar Notes [3]	March 2017	September 2027	US$	998.95	3.71%	US$500 million	US$500 million	20	June 15, 2027
2.35% Notes, Series CAC	May 2020	January 2028		$997.25	2.39%	$600 million	$600 million	48	Nov. 27, 2027
3.625% Notes, Series CX	March 2018	March 2028		$989.49	3.75%	$600 million	$600 million	37	Dec. 1, 2027
3.30% Notes, Series CY	April 2019	May 2029		$991.75	3.40%	$1.0 billion	$1.0 billion	43.5	Feb. 2, 2029

36 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

								Principal face amount				Redemption present value spread
Series	Issued	Maturity		Issue price		Effective interest rate [1]		Originally issued		Outstanding at financial statement date		Basis points [2]	Cessation date
3.15% Notes, Series CAA	December 2019	February 2030		$996.49		3.19%		$600 million		$600 million		39.5	Nov. 19, 2029
2.05% Notes, Series CAD	October 2020	October 2030		$997.93		2.07%		$500 million		$500 million		38	July 7, 2030
4.40% Notes, Series CL	April 2013	April 2043		$997.68		4.41%		$600 million		$600 million		47	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043		$995.00		5.18%		$400 million		$400 million		50	May 26, 2043
4.85% Notes, Series CP	Multiple [4]	April 2044		$987.91	[4]	4.93%	[4]	$500 million	[4]	$900 million	[4]	46	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045		$992.91		4.80%		$400 million		$400 million		51.5	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046		$999.72		4.40%		$500 million		$500 million		60.5	July 29, 2045
4.70% Notes, Series CW	Multiple [5]	March 2048		$998.06	[5]	4.71%	[5]	$325 million	[5]	$475 million	[5]	58.5	Sept. 6, 2047
4.60% U.S. Dollar Notes [3]	June 2018	November 2048	US$	987.60		4.68%		US$750 million		US$750 million		25	May 16, 2048
4.30% U.S. Dollar Notes [3]	May 2019	June 2049	US$	990.48		4.36%		US$500 million		US$500 million		25	Dec. 15, 2048
3.95% Notes, Series CAB	Multiple [6]	February 2050		$997.54	[6]	3.97%	[6]	$400 million	[6]	$800 million	[6]	57.5	Aug. 16, 2049
4.10% Notes, Series CAE	April 2021	April 2051		$994.70		4.13%		$500 million		$NIL		53	Oct. 5, 2050

[1]	The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity.

[2]	For Canadian dollar-denominated notes, the redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

For U.S. dollar-denominated notes, the redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

[3]	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively converted the principal payments and interest obligations to Canadian dollar obligations as follows:

Series	Interest rate fixed at	Canadian dollar equivalent principal	Exchange rate
2.80% U.S. Dollar Notes	2.95%	$792 million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667 million	$1.3348
4.60% U.S. Dollar Notes	4.41%	$974 million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$672 million	$1.3435

[4]	$500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.

[5]	$325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued at an issue price of $1,014.11 and an effective interest rate of 4.61% in March 2018.

[6]	$400 million of 3.95% Notes, Series CAB were issued in December 2019 at an issue price of $991.54 and an effective interest rate of 4.00%. This series of notes was reopened in May 2020 and a further $400 million of notes were issued at an issue price of $1,003.53 and an effective interest rate of 3.93%.

(c)	TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.25 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate amount at any one time of $1.4 billion (December 31, 2020 – $1.4 billion). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at March 31, 2021, we had $918 million (December 31, 2020 – $731 million) of commercial paper outstanding, all of which was denominated in U.S. dollars (US$730 million; December 31, 2020 – US$574 million), with an effective average interest rate of 0.31%, maturing through July 2021.

(d)	TELUS Corporation credit facility

As at March 31, 2021, TELUS Corporation had an unsecured revolving $2.25 billion bank credit facility, expiring on May 31, 2023, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper. Subsequent to March 31, 2021, the credit facility was renewed for $2.75 billion with an expiry date of April 6, 2026.

The TELUS Corporation credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (as such terms are used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that our leverage ratio must not exceed 4.25:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facility.

March 31, 2021 | 37

notes to condensed interim consolidated financial statements	(unaudited)

Continued access to the TELUS Corporation credit facility is not contingent upon TELUS Corporation maintaining a specific credit rating.

As at (millions)	March 31, 2021	December 31, 2020
Net available	$1,332	$ 1, 519
Backstop of commercial paper	918	731
Gross available	$2,250	$2,250

We had $190 million of letters of credit outstanding as at March 31, 2021 (December 31, 2020 – $190 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. We have arranged incremental letters of credit to allow us to participate in Innovation, Science and Economic Development Canada’s 3500 MHz wireless spectrum auction that is to commence in June 2021. Under the terms of the auction, communications between bidders that would provide insights into bidding strategies, including reference to preferred blocks, technologies or valuations, are precluded until the deadline for the final payment in the auction. Disclosure of the precise amount of our letters of credit could be interpreted as a signal of bidding intentions. The maximum amount of letters of credit that any national incumbent could be required to deliver is approximately $360 million.

(e)	TELUS International (Cda) Inc. credit facility

As at March 31, 2021, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 28, 2025, with a syndicate of financial institutions and, joined in 2020, by TELUS Corporation. The credit facility is comprised of US$620 million (TELUS Corporation as an approximately 7.5% lender) and US$230 million (TELUS Corporation as a 12.5% lender) revolving components and amortizing US$600 million (TELUS Corporation as 12.5% lender) and US$250 million term loan components. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 2.86% as at March 31, 2021.

As at (millions)	March 31, 2021						December 31, 2020
	Revolving components		Term loan components [1]		Total		Revolving component		Term loan component		Total
Available	US$	651	US$	N/A	US$	651	US$	132	US$	N/A	US$	132
Outstanding
Due to other		174		765		939		653		775		1,428
Due to TELUS Corporation		25		74		99		65		75		140
	US$	850	US$	839	US$	1,689	US$	850	US$	850	US$	1,700

[1]	We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on US$99 of the debt to a fixed rate of 2.64%.

Relative to amounts owed to the syndicate of financial institutions, excluding TELUS Corporation, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of US$399 of the principal payments, and associated interest obligations, to European euro obligations with an effective fixed interest rate of 0.65% and an effective fixed economic exchange rate of US$1.0932:€1.00. These have been accounted for as a net investment hedge in a foreign operation (see Note 4).

The TELUS International (Cda) Inc. credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. The TELUS International (Cda) Inc. quarter-end net debt to operating cash flow ratio must not exceed: 5.25:1.00 through fiscal 2021; 4.50:1.00 during fiscal 2022; and 3.75:1.00 subsequently. The quarter-end operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility.

The term loan components are subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity and December 22, 2022, for the US$250 million component, respectively.

(f)	Other

Other liabilities bear interest at 3.34%, are secured by the associated AWS-4 spectrum licences and a real estate holding, and are subject to amortization schedules, which results in the principal being repaid over the period to maturity, March 31, 2035.

38 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

(g)	Lease liabilities

Lease liabilities are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 4.35% as at March 31, 2021.

(h)	Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated for long-term debts owing as at March 31, 2021, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
	Long-term debt,			Long-term debt,		Currency swap agreement amounts to be exchanged
Years ending December 31 (millions)	excluding leases	Leases (Note 19)	Total	excluding leases	Leases (Note 19)	(Receive) [1]	Pay	Total	Leases (Note 19)	Total
2021 (remainder of year)	$188	$297	$485	$954	$20	$(939)	$954	$989	$34	$1,508
2022	1,266	259	1,525	332	26	(28)	28	358	35	1,918
2023	533	135	668	33	23	(28)	28	56	30	754
2024	1,118	122	1,240	33	10	(28)	28	43	23	1,306
2025	1,019	96	1,115	747	8	(403)	432	784	14	1,913
2026-2030	4,809	273	5,082	1,383	12	(1,384)	1,459	1,470	32	6,584
Thereafter	4,188	280	4,468	1,572	—	(1,572)	1,646	1,646	6	6,120
Future cash outflows in respect of composite long-term debt principal repayments	13,121	1,462	14,583	5,054	99	(4,382)	4,575	5,346	174	20,103
Future cash outflows in respect of associated interest and like carrying costs [2]	6,160	357	6,517	2,369	18	(2,282)	2,317	2,422	36	8,975
Undiscounted contractual maturities (Note 4(b))	$19,281	$1,819	$21,100	$7,423	$117	$(6,664)	$6,892	$7,768	$210	$29,078

[1]	Where applicable, cash flows reflect foreign exchange rates as at March 31, 2021.

[2]	Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at March 31, 2021.

27	other long-term liabilities

As at (millions)	Note	March 31, 2021	December 31, 2020
Contract liabilities	24	$67	$61
Other		5	5
Deferred revenues		72	66
Pension benefit liabilities		534	926
Other post-employment benefit liabilities		58	64
Restricted share unit liabilities		17	17
Derivative liabilities	4(d)	115	155
Investment in real estate joint ventures	21(b)	8	12
Other		17	15
		821	1,255
Deferred customer activation and connection fees	24	10	10
		$831	$1,265

28	owners’ equity

(a)	TELUS Corporation Common Share capital – general

Our authorized share capital is as follows:

As at	March 31, 2021	December 31, 2020
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	4 billion	4 billion

March 31, 2021 | 39

notes to condensed interim consolidated financial statements	(unaudited)

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

During the three-month period ended March 31, 2021, we issued approximately 51 million Common Shares for gross proceeds of $1.3 billion.

As at March 31, 2021, approximately 14 million Common Shares were reserved for issuance from Treasury under a dividend reinvestment and share purchase plan (see Note 13(b)); approximately 24 million Common Shares were reserved for issuance from Treasury under a restricted share unit plan (see Note 14(b)); and approximately 90 million Common Shares were reserved for issuance from Treasury under a share option plan (see Note 14(d)).

(b)	Subsidiary with significant non-controlling interest

Our TELUS International (Cda) Inc. subsidiary is incorporated under the Business Corporations Act (British Columbia) and has geographically dispersed operations with principal places of business in Asia, Central America, Europe and North America. On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation.

In February 2021, TELUS International (Cda) Inc. made an initial public offering of subordinate voting shares; both TELUS Corporation and a TELUS International (Cda) Inc. non-controlling shareholder individually also offered subordinate voting shares in conjunction with the initial public offering. Due to the voting rights associated with the remaining multiple voting shares held by TELUS Corporation, as at March 31, 2021, it retained a 67.0% voting and controlling interest and a 55.2% economic interest in TELUS International (Cda) Inc. subsequent to the public purchase of subordinate voting shares; as at December 31, 2020, TELUS Corporation held a 62.6% voting, controlling and economic interest.

Three-month period ended March 31, 2021 (millions)	Net cash proceeds	Income taxes	Net
Initial public offering of subordinate voting shares by TELUS International (Cda) Inc	$630	$(10)	$640
TELUS International (Cda) Inc. subordinate voting shares secondarily offered by TELUS Corporation	197	4	193
	$827	$(6)	$833
Effect of initial public offering and secondary offering on owners’ equity recorded amounts
Contributed surplus			$440
Non-controlling interests			393
			$833

Summarized financial information

	Three months
As at, or for the three-month periods ended (millions) [1]	March 31, 2021	March 31, 2020	December 31, 2020
Statement of financial position
Current assets	$735		$746
Non-current assets	$3,917		$4,055
Current liabilities	$691		$689
Non-current liabilities	$1,939		$2,696
Statement of income and other comprehensive income
Revenue and other income	$639	$466
Net income	$5	$7
Comprehensive income (loss)	$(34)	$40

[1]	As required by IFRS-IASB, this summarized financial information excludes inter-company eliminations.

29	contingent liabilities

Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

40 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

Certified class actions

Certified class actions against us include the following:

Per minute billing class action

In 2008 a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” mobile airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers, notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers.

Call set-up time class actions

In 2005 a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted mobile services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date and is not certified. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008 a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Public Mobile class actions

In 2014 class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. It has not yet proceeded to an authorization hearing. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

March 31, 2021 | 41

notes to condensed interim consolidated financial statements	(unaudited)

Handset subsidy class action

In 2016 a class action was brought in Quebec against us and other telecommunications carriers alleging that we breached the Quebec Consumer Protection Act and the Civil Code of Quebec by making false or misleading representations relating to the handset subsidy provided to our mobile customers, and by charging our mobile customers inflated rate plan prices and termination fees higher than those permitted under the Act. The claim was later amended to also seek compensation for amounts paid by class members to unlock their mobile devices. The authorization hearing was held on April 30 and May 1, 2019, and on July 15, 2019, the Quebec Superior Court dismissed the authorization application. The Plaintiff’s appeal of this decision was heard in the first quarter of 2021 and we are awaiting a decision.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

30	related party transactions

(a)	Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months
Periods ended March 31 (millions)	2021	2020 [1]
Short-term benefits	$3	$3
Post-employment pension [2] and other benefits	2	1
Share-based compensation [3]	17	—
	$22	$4

[1]	To reflect the expanded roles and responsibilities of Executive Team members who are not also Executive Leadership Team members, we have expanded our definition of key management personnel so as to include all Executive Team members and we have applied such definition retrospectively.

[2]	Our Executive Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit pension plans.

[3]	We accrue an expense for the notional subset of our restricted share units with market performance conditions using a Monte Carlo simulation-determined fair value. Restricted share units with an equity settlement feature are accounted for as equity instruments. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

42 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

As disclosed in Note 14, we made initial awards of share-based compensation in 2021 and 2020, including, as set out in the following table, to our key management personnel. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the related expense will be recognized rateably over a period of years and thus only a portion of the 2021 and 2020 initial awards are included in the amounts in the table above.

Three-month periods ended March 31	2021			2020
($ in millions)	Number of units	Notional value [1]	Grant-date fair value [1]	Number of units	Notional value [1]	Grant-date fair value [1]
TELUS Corporation
Restricted share units	1,222,589	$32	$35	981,088	$25	$33
TELUS International (Cda) Inc.
Restricted share units	205,308	7	7	—	—	—
Share options	167,693	1	1	—	—	—
		8	8		—	—
		$40	$43		$25	$33

[1]	In respect of restricted share units, notional value is determined by multiplying the equity share price at the time of award by the number of units awarded; the grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)). In respect of share options, fair values have been determined using an option pricing model. No share options were awarded to our key management personnel in fiscal 2020.

The amount recorded for liability-accounted restricted share unit and share options awards outstanding at March 31, 2021 was $10 million (December 31, 2020 – $10 million).

Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, TELUS Corporation Common Shares or cash. Deferred share units entitle directors to a specified number of TELUS Corporation Common Shares. Deferred share units accounted for as liabilities were paid out when a director ceased to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the three-month period ended March 31, 2020, no amount was paid out. As at March 31, 2021 and December 31, 2020, no liability-accounted awards were outstanding.

During the three-month period ended March 31, 2021, key management personnel exercised 215,973 TELUS International (Cda) Inc. share options (2020 – NIL) which had an intrinsic value of $7 million (2020 – NIL) at the time of exercise, reflecting a weighted average price at the date of exercise of $39.58 (2020 – N/A).

Employment agreements with members of the Executive Team typically provide for severance payments if an executive’s employment is terminated without cause: generally 18–24 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)	Transactions with defined benefit pension plans

During the three-month period ended March 31, 2021, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $2 million (2020 – $2 million).

(c)	Transactions with real estate joint venture and associate

During the three-month periods ended March 31, 2021 and 2020, we had transactions with the TELUS Sky real estate joint venture, which is a related party, as set out in Note 21. As at March 31, 2021, we had recorded lease liabilities of $76 million (December 31, 2020 – $76 million) in respect of our TELUS Sky lease and monthly cash payments are made in accordance with the lease agreement; one-third of those amounts is due to our economic interest in the real estate joint venture.

March 31, 2021 | 43

notes to condensed interim consolidated financial statements	(unaudited)

31	additional statement of cash flow information

(a)	Statements of cash flows – operating activities and investing activities

		Three months
Periods ended March 31 (millions)	Note	2021	2020
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Accounts receivable		$86	$25
Inventories		(14)	69
Contract assets		19	85
Prepaid expenses		(128)	(47)
Accounts payable and accrued liabilities		(103)	(120)
Income and other taxes receivable and payable, net		(80)	78
Advance billings and customer deposits		(2)	15
Provisions		12	(45)
		$(210)	$60
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(582)	$(602)
Intangible assets subject to amortization	18	(162)	(150)
		(744)	(752)
Additions arising from leases	17	58	82
Additions arising from non-monetary transactions		1	5
Capital expenditures	5	(685)	(665)
Other non-cash items included above
Change in associated non-cash investing working capital		(65)	(115)
		$(750)	$(780)

44 | March 31, 2021

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Changes in liabilities arising from financing activities

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
THREE-MONTH PERIOD ENDED MARCH 31, 2020
Dividends payable to holders of Common Shares	$352	$—	$(352)	$—	$371	$371
Dividends reinvested in shares from Treasury	—	—	130	—	(130)	—
	$352	$—	$(222)	$—	$241	$371
Short-term borrowings	$100	$200	$(200)	$—	$—	$100
Long-term debt
TELUS Corporation senior notes	$14,479	$—	$—	$282	$2	$14,763
TELUS Corporation commercial paper	1,015	612	(1,238)	70	—	459
TELUS Communications Inc. debentures	621	—	—	—	—	621
TELUS International (Cda) Inc. credit facility	431	765	—	95	(6)	1,285
Other	267	—	(188)	—	202	281
Lease liabilities	1,661	—	(84)	23	99	1,699
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	(37)	1,238	(1,216)	(352)	(288)	(655)
	18,437	2,615	(2,726)	118	9	18,453
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(1,238)	1,238	—	—	—
	$18,437	$1,377	$(1,488)	$118	$9	$18,453
THREE-MONTH PERIOD ENDED MARCH 31, 2021
Dividends payable to holders of Common Shares	$403	$—	$(403)	$—	$404	$404
Dividends reinvested in shares from Treasury	—	—	152	—	(152)	—
	$403	$—	$(251)	$—	$252	$404
Short-term borrowings	$100	$—	$—	$—	$—	$100
Long-term debt
TELUS Corporation senior notes	$15,021	$—	$—	$(37)	$3	$14,987
TELUS Corporation commercial paper	731	975	(778)	(10)	—	918
TELUS Communications Inc. debentures	622	—	—	—	—	622
TELUS International (Cda) Inc. credit facility	1,804	—	(624)	(13)	1	1,168
Other	273	—	(5)	—	52	320
Lease liabilities	1,837	—	(123)	(6)	49	1,757
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	120	785	(791)	23	(76)	61
	20,408	1,760	(2,321)	(43)	29	19,833
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(785)	785	—	—	—
	$20,408	$975	$(1,536)	$(43)	$29	$19,833

March 31, 2021 | 45